UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-40461

monday.com Ltd.

(Translation of registrant’s name into English)

6 Yitzhak Sadeh Street,

Tel Aviv, 6777506 Israel

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

monday.com Ltd. (the “Company”) hereby furnishes the following documents:

(i)	notice and proxy statement with respect to the Company’s annual general meeting of shareholders (the “Meeting”) to be held at 6:00 p.m. (Israel time), on August 6, 2026, at the Company’s offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel, describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	a proxy card for use in connection with the Meeting.

The proxy statement is furnished with this report of foreign private issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1, and the proxy card is furnished with this Form 6-K as Exhibit 99.2.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-256964, 333-263614, 333-270515, 333-277913, 333-285845 and 333-294271) and Form F-3 (File No. 333-277915).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONDAY.COM LTD.

By:	/s/ Shiran Nawi
Name: Shiran Nawi
Title: Chief People and Legal Officer

Date: July 2, 2026

EXHIBIT INDEX

Exhibit	Description

99.1	Notice and proxy statement for the annual general meeting of shareholders of the Company to be held on August 6, 2026

99.2	Proxy card for the annual general meeting of shareholders of the Company to be held on August 6, 2026